Exhibit 21

Subsidiary List

Active subsidiaries of the Company as of December 31, 2004:

Company Name	State of Incorporation
Xacta Corporation	Delaware
Telos Delaware, Inc.	Delaware
Enterworks International, Inc.	Delaware